 **Mitsubishi Corporation**
2-6-3 Marunouchi, Chiyoda-ku, Tokyo, JAPAN 100-8086
Investor Relations Office
Phone: +81-3-3210-8580 Fax:+81-3-3210-8583
E-mail: ml.ir@mitsubishicorp.com

July 24, 2003
Our ref. No. PI 019

The U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Room 3099
Office of International Corporate Finance
Mail Stop 3-7
Washington, D.C. 20549



Re: Mitsubishi Corporation - File No. 82-3784

Dear Sirs:

Mitsubishi Corporation is pleased to enclose for filing the following documents:

- **Share Handling Regulations of Mitsubishi Corporation**

This release is to be filed with respect to the Issuer's obligations pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

**Please acknowledge receipt of this document by stamping the duplicate copy of this letter and returning it to us in the enclosed self-addressed envelope.*

Yours sincerely,

Yoshihiro Kuroi
Deputy General Manager
Investor Relations Office

dlw 7/29

Mitsubishi Corporation
2-6-3 Marunouchi, Chiyoda-ku, Tokyo, JAPAN 100-8086
Investor Relations Office
Phone: +81-3-3210-8580 Fax:+81-3-3210-8583

July 24, 2003

Share Handling Regulations of Mitsubishi Corporation

Please find attached our new share handling regulations effective as of June 27, 2003. There are amendments in the following sections.

Chapter X (Purchase by the Company of Fractional Shares Less than One Unit Stock)
- Article XXXIII (Payment of purchase cost)

Chapter XI (Additional Purchase of Certificates Indicating Fractions of One Unit Stock)
- Article XXXV (Application for additional purchase of certificates indicating fractions of one unit stock)
- Article XXXVI (Effective date of an application for an additional purchase)
- Article XXXVII (Request for additional purchase of shares surpassing the balance of the treasury stock),
- Article XXXVIII (Decision regarding the additional purchase cost)
- Article XXXIX (Receipt of the additional purchase cost and transfer of additional purchase shares)
- Article XXXX (Settlement of accounts regarding the approximate calculation cost for the additional purchase)
- Article XXXXI (Handling of Insufficiency in Additional Purchase Cost)
- Article XXXXII (Sending a share certificate)
- Article XXXXIII (Stoppage of receiving additional purchase applications)

The other articles remain unchanged.

###

SHARE HANDLING REGULATIONS

MITSUBISHI CORPORATION

SHARE HANDLING REGULATIONS

OF

MITSUBISHI CORPORATION

(TRANSLATION)

CHAPTER I General Provisions

ARTICLE I (Purpose of the regulations)

The procedures and the fees in connection with the handling of shares of the Company shall be governed by these Regulations which have been adopted by a resolution of the Board of Directors pursuant to the provisions of Articles VII, VIII and IX of the Articles of Incorporation of the Company. However, the procedures in connection with the handling of beneficial shareholders shall be governed by the regulations which have been adopted by the Japan Securities Depository Center, Incorporated (such center shall be hereinafter referred to as "JASDEC"), as well as by these Regulations hereof.

ARTICLE II (Transfer agent, share handling office and share handling agents)

The handling of shares of the Company shall be carried out by the Transfer Agent named below at its Share Handling Office mentioned below, and the following offices may be used as agents for the acceptance of share certificates for transmittal to the Share Handling Office:

Transfer Agent:

The Mitsubishi Trust and Banking Corporation

4-5, Marunouchi 1-chome, Chiyoda-ku, Tokyo, Japan

Share Handling Office of Transfer Agent:

The Mitsubishi Trust and Banking Corporation

Stock Transfer Agency Department

4-5, Marunouchi 1-chome, Chiyoda-ku, Tokyo, Japan

Share Handling Agents of Transfer Agent:

All branches of The Mitsubishi Trust and Banking Corporation in Japan

ARTICLE III (Method of application, notification, election or request)

1. Any application, notification, election or request under these Regulations shall be made on such forms as stipulated by the Company and shall bear a seal impression registered in accordance with the provisions of Article XVI hereof.
2. In any case where an application, notification, election or request based on these Regulations is made by proxy, a document establishing the power of representation shall be submitted. In any case where an application, notification, election or request based on these Regulations requires a consent of legal representative or requires another necessary person's consent, a document establishing such consent shall be submitted.

CHAPTER II Denomination of Share Certificates

ARTICLE IV (Denomination of share certificates)

1. All share certificates of the Company shall be in denominations of one (1) share certificates, five (5) share certificates, ten (10) share certificates, fifty (50) share certificates, one hundred (100) share certificates, five hundred (500) share certificates, one thousand (1,000) share certificates, ten thousand (10,000) share certificates, one hundred thousand (100,000) share certificates, and one million (1,000,000) share certificates.
2. In addition to the above denominations of share certificates, a certificate indicating a specific number of shares may be issued for shares less than one

thousand (1,000).

3. Among the share certificates to be issued by the Company, no share certificate indicating a number of shares less than 1,000 shares (such share certificate shall be hereinafter referred to as a "Fractional Share Certificate" and such shares shall be hereinafter referred to as "Fractional Shares Less than One Unit Stock") shall be issued except in those cases described in Articles XXVIII, XXIX and XXX hereof and in case the Company deems such issuance necessary.

CHAPTER III Entry of Transfer of Shares

ARTICLE V (Entry of a transfer in the register of shareholders due to assignment of shares or reasons similar thereto)

1. When applying for an entry of a transfer of shares in the register of shareholders due to assignment, an application therefor shall be submitted accompanied by the share certificate concerned.
2. When applying for an entry of a transfer of shares in the register of shareholders due to auction, public auction, payment in kind and any other reasons similar to assignment, an application therefor shall be submitted accompanied by the share certificate concerned and a document establishing the reason for such application.

ARTICLE VI (Entry of a transfer in the register of shareholders for reasons other than assignment)

When applying for an entry of a transfer of shares in the register of shareholders due to inheritance, legacy, merger of companies or any other reasons except assignment, an application therefor shall be submitted accompanied by the share certificate concerned and a document establishing the reason for such application. However,

submission of a share certificate shall not be required where none has been issued.

ARTICLE VII (Entry of a transfer in the register of shareholders where special requirements are provided for by law or regulation)

Where particular procedures are required by law or regulation in applying for an entry of a transfer of shares in the register of shareholders described in the preceding two Articles, an application therefor shall be submitted accompanied by the share certificate concerned and a document evidencing the fulfillment of such procedures required by law or regulation.

ARTICLE VIII (Consolidation into a share certificate indicating 1,000 shares)

In those cases where not less than two Fractional Share Certificates for which an application is made for an entry of a transfer of shares in the register of shareholders aggregate 1,000 shares or more, such Fractional Share Certificates shall be consolidated into one or more share certificates in denomination of 1,000 shares unless the assignee requests otherwise.

CHAPTER IV Register of Beneficial Shareholders

ARTICLE IX (Entry or record in the register of beneficial shareholders)

The entry or record in the register of beneficial shareholders shall be made based on the notice from JASDEC concerning beneficial shareholders and beneficial shareholders' registration cards the form of which has been prepared by JASDEC.

ARTICLE X (Beneficial shareholders' registration cards)

Beneficial shareholders shall submit beneficial shareholders' registration cards

through participants in the system of Central Depository and Book-Entry Delivery for Share Certificates and Other Securities (such participant shall be hereinafter referred to as "Participant").

ARTICLE XI (Identification of the same shareholder)

In case a shareholder registered or recorded in the register of shareholders and a beneficial shareholder registered or recorded in the register of beneficial shareholders are regarded as the same person based on their addresses and names, the number of shares registered or recorded in the register of shareholders and that of shares registered or recorded in the register of beneficial shareholders shall be aggregated for the purpose of exercise of the right of shareholders.

CHAPTER V Pledge and Trust

ARTICLE XII (Registration, change and cancellation of a pledge)

When applying for a registration, change or cancellation of a pledge on shares, both pledgor and pledgee shall affix their signatures to and submit the application therefor accompanied by the share certificate concerned.

ARTICLE XIII (Indication and cancellation of trust assets)

When an application is made for indication or cancellation of trust assets on shares, the trustor or the trustee shall submit an application therefor accompanied by the share certificate concerned.

CHAPTER VI Non-Possession of Share Certificate

ARTICLE XIV (Election to decline possession of a share certificate)

When a shareholder elects to decline possession of a share certificate, a form for such election shall be submitted accompanied by the share certificate concerned. However, submission of a share certificate shall not be required where none has been issued.

ARTICLE XV (Application for delivery of a share certificate of which a shareholder elected to decline possession)

When a shareholder who has once elected to decline possession of a share certificate shall apply for issuance of such certificate, an application therefor shall be submitted. However, no shareholder shall be entitled to apply for delivery of a Fractional Share Certificate.

CHAPTER VII Notifications

ARTICLE XVI (Notification of shareholder's name, address and seal impression, etc.)

1. Shareholders, beneficial shareholders and pledgees, or their legal representatives, shall file with the Company their names, addresses and seal impressions. However, foreigners may substitute their signatures for seal impressions.
2. The Company shall also be notified of any change in matters of notification provided for in the preceding paragraph.

ARTICLE XVII (Notification of proxies of shareholders resident in foreign countries, etc.)

1. Shareholders, beneficial shareholders and pledgees, or their legal representatives, resident in foreign countries shall be required, in addition to the procedures described in the preceding Article, to appoint standing

proxies in Japan and shall notify the Company of such proxies.

2. The provisions described in the preceding Article shall apply to the standing proxies appointed pursuant to the preceding paragraph mutatis mutandis.

ARTICLE XVIII (Representative of a corporation)

1. Where a shareholder or a beneficial shareholder is a corporation, such shareholder shall appoint one person as its representative and notification thereof shall be made to the Company. In case of a change of the representative of such shareholder, notification thereof shall be submitted accompanied by an excerpt copy of the company register or similar document.

2. In case a shareholder is a corporation which is jointly represented by two or more representatives, such shareholder shall appoint one person as its representative and notification thereof shall be made to the Company to which the signatures of all the representatives have been jointly affixed. The same procedure shall apply in case of any change of the representative.

ARTICLE XIX (Representative of joint shareholders)

Where shares are jointly owned, such joint shareholders or beneficial shareholders shall appoint one person as their representative and notification thereof shall be made to the Company to which the signatures of all the joint shareholders or beneficial shareholders have been affixed. The same procedure shall apply in case of any change of the representative.

ARTICLE XX (Representative of an unincorporated association)

Where a shareholder or a beneficial shareholder is an unincorporated association, such shareholder shall appoint one person as its representative and notification thereof

shall be made to the Company. The same procedure shall apply in case of any change of the representative.

ARTICLE XXI (Change in the register of shareholders, the register of beneficial shareholders and indications on share certificate)

1. If an application for a change in the register of shareholders or indications on a share certificate is made for any of the following reasons, such application shall be accompanied by the share certificate concerned and an appropriate document which certifies such reason:

   (1) change of family name or given name;

   (2) establishment, change or cancellation of legal representative such as parental authority, guardianship, etc;

   (3) change of trade name or name of corporate body; or

   (4) change in corporate organization.

   However, submission of a share certificate shall not be required where none has been issued.

2. If an application for a change in the register of beneficial shareholders is made for any of the reasons described in the preceding paragraph, such application shall be evidenced by an appropriate document.

ARTICLE XXII (Special treatment regarding notifications by beneficial shareholders)

When giving notifications described in Chapter VII hereof, beneficial shareholders or their legal representatives shall give such notifications through Participants. However, in case of change of the registered seal impression only, they may do so not through Participants.

CHAPTER VIII Registration of the Loss of a Share Certificate

ARTICLE XXIII (Request for registering the loss of a share certificate)

1. When requesting the registration of the loss of a share certificate, a request sheet therefor shall be submitted accompanied by a document establishing the fact of such loss.
2. If the requestor is not a shareholder or registered pledgee recorded in the register of shareholders, the documents mentioned in the preceding paragraph shall be submitted accompanied by a document establishing the possession of the share certificate concerned and a document confirming the identity of the requestor..

ARTICLE XXIV (Request for deleting the loss of share certificate registration)

If a person who registered the loss of a share certificate finds such share certificate, that person shall request deletion of the loss of a share certificate registration.

ARTICLE XXV (Request for objecting to the loss of a share certificate registration)

1. When requesting an objection to the registration of the loss of a share certificate, a request form shall be submitted accompanied by the share certificate concerned.
2. If the requestor objecting to the said registration is not a shareholder or registered pledgee recorded in the register of shareholders, the document mentioned in the preceding paragraph shall be submitted accompanied by a document confirming the identity of the requestor.

ARTICLE XXVI (Changes in an entry or recorded matter in the lost share

certificate register)

If a lost share certificate registrant is to change an entry or recorded matter in the lost share certificate register, the provisions from Article XVI to Article XXI herein shall be applied mutatis mutandis.

CHAPTER IX Re-Issue of Share Certificate

ARTICLE XXVII (Re-issue of a share certificate due to division or consolidation)

When requesting issuance of a new share certificate due to division or consolidation of share certificates, an application therefor shall be submitted accompanied by the share certificates concerned. However, Fractional Share Certificates shall not be issued in these cases.

ARTICLE XXVIII (Re-issue of a share certificate due to the lapse of the previous share certificate)

When applying for issuance of a new share certificate due to the lapse of a share certificate, an application therefor shall be submitted.

ARTICLE XXIX (Re-issue of a share certificate due to defacement or mutilation)

When applying for issuance of a new share certificate due to the defacement or mutilation of a share certificate, an application therefore shall be submitted accompanied by the share certificate concerned. However, in cases where the defacement or mutilation is of such an extent that the authenticity of the share certificate cannot be determined, the procedure for the loss of a share certificate

registration shall be followed.

ARTICLE XXX (Re-issue of a share certificate due to lack of assignees columns)

When the assignees columns have been completely filled in on any share certificate, such share certificate shall be withdrawn and a new share certificate shall be issued in place thereof.

CHAPTER X Purchase by the Company of Fractional Shares Less than One Unit Stock

ARTICLE XXXI (Application for purchase of Fractional Shares Less than One Unit Stock)

1. When applying for the purchase by the Company of Fractional Shares Less than One Unit Stock, an application therefor shall be submitted accompanied by the share certificate concerned. However, submission of a share certificate shall not be required where none has been issued.
2. In case beneficial shareholders apply for the purchase described in the preceding paragraph, such application shall be made through Participants and JASDEC.

ARTICLE XXXII (Decision of purchase cost)

1. The purchase cost of Fractional Shares Less than One Unit Stock shall be the amount obtained by multiplying the closing price for shares of the Company on the Tokyo Stock Exchange on the day when the application was submitted to the Share Handling Office or any Share Handling Agent of Transfer Agent described in Article II hereof (such closing price shall be

hereinafter referred to as the "Unit Price" and such day shall be hereinafter referred to as the "Application Day") by the number of shares to be purchased. However, in case there was no trading of the shares of the Company on the Tokyo Stock Exchange on the Application Day, the Unit Price shall be the opening price for shares of the Company on the next following day on which such shares are traded on the Tokyo Stock Exchange.

2. In case an application for purchase is made by mail, such an application shall be deemed to have been made on the day when said mail reached the Share Handling Office or any Share Handling Agent described in Article II hereof. Should said application reach the Share Handling Office or any Share Handling Agent after the close of business hours, such application shall be deemed to be made on the next following business day.

ARTICLE XXXIII (Payment of purchase cost)

1. The Company shall pay the net result obtained by deducting the handling fees described in Item (4) of Article XXXXIV hereof from the purchase cost calculated in accordance with Article XXXII hereof to the applicant within six (6) business days from the day when the purchase cost was determined.

2. With respect to the procedure described in the preceding paragraph, if the purchase cost includes the value of any rights to dividends, rights to division of shares or pre-emptive rights for new shares, the Company shall pay the purchase cost by the Record Date or the Allotment Date decided by the Company.

ARTICLE XXXIV (Transfer of Fractional Shares Less than One Unit Stock purchased)

Transfer of title from the applicant to the Company of any Fractional Shares Less than One Unit Stock purchased shall become effective as of the day on which the Company

has paid the purchase cost in full or satisfied the procedures for payment in accordance with the preceding Article. Should the applicant fail to receive the purchase cost on the payment day designated by the Company upon receipt of the application in accordance with the preceding Article, the transfer of title of said Fractional Shares Less than One Unit Stock shall nonetheless be deemed to have become effective as of the said payment day.

CHAPTER XI Additional Purchase of Certificates Indicating Fractions of One Unit Stock

ARTICLE XXXV (Application for additional purchase of certificates indicating fractions of One Unit Stock)

1. When applying for additional purchases of Fractional Shares Less than One Unit Stock, an application therefor shall be submitted, accompanied by the share certificate concerned and the estimated cost of the additional purchase to be set by the Company. However, submission of a share certificate shall not be required where none has been issued.
2. When beneficial shareholders apply for an additional purchase described in the preceding paragraph, such application shall be made through Participants and JASDEC. In this case, payment of the estimated cost of the additional purchase shall be implemented with Article XXXVI, Paragraph 2, applied mutatis mutandis.

ARTICLE XXXVI (Effective date of an application for an additional purchase)

1. An application for an additional purchase shall become effective on the day the additional purchase application and the estimated cost of the additional purchase are submitted to the Share Handling Office or any Share Handling Agent of the Transfer Agent described in Article II hereof. This day shall be

hereinafter referred to as the "Additional Purchase Application Day."

2. If an application for additional purchase is made by mail, the additional purchase applicant shall pay the estimated cost of the additional purchase into the bank account or mail transfer account specified by the Company. In this case, the Additional Purchase Application Day shall be the day when the said mail reaches the Share Handling Office or any Share Handling Agent of the Transfer Agent described in Article II hereof (or the next business day, if the application arrives after the close of business hours) or the day of the payment of the approximate calculation cost for the additional purchase into the bank/mail transfer account, whichever is the later.

ARTICLE XXXVII (Request for additional purchase of shares surpassing the balance of the treasury stock)

If the total shares applied for additional purchase on any day surpasses the number of shares of treasury stock available for assignment, no application for an additional purchase on the said day shall become effective.

ARTICLE XXXVIII (Decision regarding the additional purchase cost)

The additional purchase cost for Fractional Shares Less than One Unit Stock shall be the amount obtained by multiplying the closing price for shares of the Company on the Tokyo Stock Exchange on the Additional Purchase Application Day (such closing price shall be hereinafter referred to as the "Additional Purchase Unit Price") by the number of shares to be additionally purchased. However, if no trading of the Company shares on the Tokyo Stock Exchange takes place on the Additional Purchase Application Day, the Additional Purchase Unit Price shall be the opening price for shares of the Company on the next day on which Company shares are traded on the Tokyo Stock Exchange.

ARTICLE XXXIX (Receipt of the additional purchase cost and transfer of additional purchase shares)

1. The Company shall receive the total of the additional purchase cost calculated based on procedures described in the preceding Article and the handling fees stipulated in Article XXXXIV, Item (5) (the total shall be hereinafter referred to as the "Additional Purchase Cost") from the estimated cost of the additional purchase from the additional purchase applicant within seven (7) business days from the day the Additional Purchase Cost is determined (or the date of submission of an insufficient amount in the case of a demand described in Article XXXXI, Paragraph 1, hereof).

2. With regard to the procedure described in the preceding paragraph, if the Additional Purchase Cost includes the value of any rights to dividends, rights to division of shares or pre-emptive rights for new shares, the Company shall receive the Additional Purchase Cost by the Record Date or the Allotment Date.

3. The title for additionally purchased shares shall be transferred from the Company to the additional purchase applicant as of the day on which the Company receives the Additional Purchase Cost.

ARTICLE XXXX (Settlement of accounts regarding the approximate calculation cost for the additional purchase)

After the completion of the title transfer described in the preceding Article, paragraph 3, the Company shall promptly return the amount, if any, derived by deducting the Additional Purchase Cost from the estimated cost of the additional purchase to the additional purchase applicant.

ARTICLE XXXXI (Handling of Insufficiency in Additional Purchase Cost)

1. If the estimated cost of the additional purchase is less than the Additional Purchase Cost, the Company shall demand payment of the shortage amount

from the additional purchase applicant.

2. Should the shortage portion of the Additional Purchase Cost not be provided within six (6) business days from the day of the payment demand described in the preceding paragraph, the said additional purchase application shall be cancelled.

3. In the event an additional purchase application is cancelled pursuant to the preceding paragraph, the Company shall promptly return the estimated cost of the additional purchase to the additional purchase applicant.

ARTICLE XXXXII (Sending a share certificate)

The Company shall promptly issue a share certificate for shares that have become One Unit Stock as a result of the additional purchase of shares less than One Unit and send the said share certificate to the recorded address of the additional purchase applicant.

ARTICLE XXXXIII (Stoppage of receiving additional purchase applications)

1. The Company shall not accept any additional purchase applications received from twelve (12) business days prior to March 31 to March 31 and from twelve (12) business days prior to September 30 to September 30 every year.

2. The Company decide not to accept additional purchase applications when it has no treasury stock to be assigned or when the Company deems such stoppage necessary, in addition to the cases described in the preceding paragraph.

CHAPTER XII Handling Fees

ARTICLE XXXIV (Handling fees)

Handling fees for the shares of the Company shall be waived except in the following cases:

(1) When share certificates are delivered upon application for issuance pursuant to the provisions of Article XV (unpossessed share certificate), ¥250 shall be charged for each such share certificate delivered.

(2) When the loss of a share certificate registration is carried out pursuant to the provisions of Article XXIII, ￥3,000 and ￥360 shall be charged for one case and for one share certificate, respectively.

(3) When a new share certificate is delivered in response to a re-issuance application pursuant to the provisions of Article XXVII (division or consolidation), Article XXVIII (lapse) or Article XXIX (defacement or mutilation), ¥250 shall be charged for each such share certificate delivered.

(4) When Fractional Shares Less than One Unit Stock are purchased pursuant to the provisions of Article XXXI (application for purchase), an amount shall be charged equal to the amount obtained by multiplying the commission fee for the sale of one thousand (1,000) shares of the Company which is stipulated by the Company by a factor equal to the number of shares purchased divided by 1,000.

(5) When the additional purchase of shares less than One Unit Stock is carried out pursuant to Article XXXV (Request for additional purchase), an amount to be set by the Company shall be charged as fees corresponding to the commission fee for the sale of shares.

Supplementary Provisions

1. Any amendment to these Regulations shall be made by resolution of the Board of Directors of the Company.

2. These Regulations shall become effective on the 27th day of June, 2003